Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this current report filed on Form 6-K.

Overview

We are an innovative altcoins development company that primarily engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies and the active development of innovative Web3 applications.

Revenue

During the nine months ended September 30, 2024, we derived revenue primarily from sales of high-performance computing altcoin mining products including altcoin mining machines incorporating our ASIC chips, which we began offering to customers in the fourth quarter of 2023, ASIC chips that have high computing power and superior power efficiency, and ancillary software and hardware, all of which cater to the evolving needs of the blockchain industry.

ASIC chips are the most crucial hardware component embedded into our products that provide computing power and are also the key factor determining efficiency of the applications of our products. Altcoin mining machines represent the comprehensive integration of software and hardware, incorporating our ASIC chips. Other hardware includes the computing board, control board, and other accessories such as power supply and structural parts. Software is embedded in hardware to provide basic configuration of relevant hardware that enables end-users to monitor the working conditions of the chips in real time, including real-time hash rate, temperature, and network connection. We recognize product revenue at a point in time based on our evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or deliver to shipper of our customers.

Costs and Expenses

During the nine months ended September 30, 2024, we primarily incur the following costs and expenses:

Costs of revenues. Cost of revenue for our products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which comprises product costs, including costs of raw materials, costs of contract manufacturers for production, shipping and handling costs as well as inventories write-down and prepayment write-down.

Research and development expenses. Research and development expenses primarily consist of salary and welfare for research and development personnel, tape-out expenses paid to our foundry partner, consulting and contractor expenses, testing and tooling materials and manufacturing for trial, and other expenses relating to research and development personnel. Substantially all of our research and development expenses are related to design of ASIC chips.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, warranty expenses, traveling expenses and other expenses relating to sales and marketing personnel.

General and administrative expenses. General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, lease expenses and professional service fees.

Recent Developments

On February 27, 2025, we reported our unaudited financial results for the three months ended December 31, 2024. For the fourth quarter of 2024, we generated revenue of RMB74.2 million (US$10.2 million), representing an increase of 109.2% compared to RMB35.5 million for the same period in 2023. Our cost of revenue for the fourth quarter was RMB54.8 million (US$7.5 million), while total operating expenses amounted to RMB56.0 million (US$7.7 million), representing increases of 287.4% and 145.8%, respectively, compared to the same period in 2023. Research and development expenses accounted for the largest portion of our operating expenses at RMB45.9 million (US$6.3 million), reflecting our continued investment in new product development. Our net income for the fourth quarter reached RMB12.8 million (US$1.8 million), an increase of 58.2% from the same period in 2023. As of December 31, 2024, we held cryptocurrency assets other than stablecoins with a fair value of RMB148.8 million (US$20.4 million), primarily consisting of approximately 5,702 ETH-based cryptocurrencies.

Corporate Governance

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must, for instance:

•	have a nomination and corporate governance committee composed entirely of independent directors;

•	have a compensation committee composed entirely of independent directors;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

•	hold an annual general meeting of shareholders

•	have regularly scheduled executive sessions with only independent directors; or

•

seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

Result of Operations

	For the nine months ended September 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Products revenue	46,771	207,590	29,581
Cost of revenue	(59,015)	(75,700)	(10,787)
Gross profit/(loss)	(12,244)	131,890	18,794
Operating expenses:
Research and development expenses	(28,342)	(63,556)	(9,057)
Sales and marketing expenses	(4,745)	(5,571)	(794)
General and administrative expenses	(18,170)	(23,011)	(3,279)
Loss on fair value of cryptocurrency, net	—	(7,906)	(1,127)
Total operating expenses	(51,257)	(100,044)	(14,257)

	For the nine months ended September 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Income/(loss) from operations:	(63,501)	31,846	4,537
Interest income	12,502	12,457	1,775
Foreign exchange gain/(loss), net	447	(882)	(126)
Other income, net	5,733	2,845	405
Income/(loss) before income tax expenses	(44,819)	46,266	6,591
Income tax (expense)/benefit	9,946	(7,550)	(1,076)
Net income/(loss)	(34,873)	38,716	5,515
Foreign currency translation adjustment, net of nil tax	2,664	(2,188)	(312)
Total comprehensive income/(loss)	(32,209)	36,528	5,203

Products revenue

Products revenue increased by 343.8% from RMB46.8 million for the nine months ended September 30, 2023 to RMB207.6 million (US$29.6 million) for the nine months ended September 30, 2024. The substantial growth was primarily driven by a significant increase in the average selling price of our new products launched in March 2024, compared to older products, as well as improved cryptocurrency market performance, which led to higher demand for our products.

Cost of revenue

Our cost of revenue increased by 28.3% from RMB59.0 million for the nine months ended September 30, 2023 to RMB75.7 million (US$10.8 million) for the nine months ended September 30, 2024. The percentage increase in cost of revenue was substantially lower than the percentage increase in our revenue, which was primarily due to the higher gross margins for our new products launched in March 2024 compared to the older products.

Gross profit/(loss) and gross profit margin

We recorded a gross profit of RMB131.9 million (US$18.8 million) for the nine months ended September 30, 2024 as compared to a gross loss of RMB12.2 million for the nine months ended September 30, 2023. Our gross profit margin increased significantly to 63.5% for the nine months ended September 30, 2024, which was mainly due to the percentage increase in cost of revenue was substantially lower than the corresponding percentage increase in our revenue as detailed above.

Operating expenses

Our total operating expenses increased by 95.2% from RMB51.3 million for the nine months ended September 30, 2023 to RMB100.0 million (US$14.3 million) for the nine months ended September 30, 2024. The increase was primarily due to an increase in research and development expenses.

Research and development expenses

Our research and development expenses increased by 124.2% from RMB28.3 million for the nine months ended September 30, 2023 to RMB63.6 million (US$9.1 million) for the nine months ended September 30, 2024. The increase was primarily due to more products launched in 2024 and higher expenses incurred during the later stages of development of ASIC chips, particularly during the tape-out process, as well as increased personnel-related expenses. Our research and development expenses as a percentage of our revenue were 30.6% for the nine months ended September 30, 2024 as compared with 60.6% for the nine months ended September 30, 2023.

Sales and marketing expenses

Our selling expenses increased by 17.4% from RMB4.7 million for the nine months ended September 30, 2023 to RMB5.6 million (US$0.8 million) for the nine months ended September 30, 2024, mainly driven by increased personnel-related expenses. Our sales and marketing expenses as a percentage of our revenue was 2.7% for the nine months ended September 30, 2024 as compared with 10.1% for the nine months ended September 30, 2023.

General and administrative expenses

Our general and administrative expenses increased by 26.6% from RMB18.2 million for the nine months ended September 30, 2023 to RMB23.0 million (US$3.3 million) for the nine months ended September 30, 2024, primarily due to increased personnel-related expenses and increased amortization expenses of trademarks. Our general and administrative expenses as a percentage of our revenue was 11.1% for the nine months ended September 30, 2024 as compared with 38.8% for the nine months ended September 30, 2023.

Loss on fair value of cryptocurrency, net

Our loss on fair value of cryptocurrency, net, for the nine months ended September 30, 2024 was RMB7.9 million (US$1.1 million), compared to nil for the nine months ended September 30, 2023. The loss for the nine months ended September 30, 2024 was primarily due to a slight decline in the market value of the ETH as of the end of the third quarter compared to our historical average acquisition cost.

Interest income

Our interest income remained steady at RMB12.5 million and RMB12.5 million (US$1.8 million), respectively, for the nine months ended September 30, 2023 and the nine months ended September 30, 2024.

Other income, net

Our other income, net, decreased by 50.4% from RMB5.7 million for the nine months ended September 30, 2023 to RMB2.8 million (US$0.4 million) for the nine months ended September 30, 2024, primarily due to the decrease in grants received from the local government, which have no repayment obligations.

Net income/(loss)

As a result of the foregoing, we recorded a net income of RMB38.7 million (US$5.5 million) for the nine months ended September 30, 2024, compared to a net loss of RMB34.9 million for the nine months ended September 30, 2023.

Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2023 and September 30, 2024, we had working capital of RMB769.4 million and RMB658.4 million, including cash and cash equivalents of RMB694.8 million and RMB514.0 million, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties.

The following table sets forth a summary of changes in our working capital from December 31, 2023 to September 30, 2024:

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Working Capital:
Total current assets	797,516	729,013	103,883
Total current liabilities	28,164	70,584	10,057
Working Capital	769,352	658,429	93,826

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for the years ended September 30, 2023 and 2024:

	For the nine months ended September 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Net cash (used in) operating activities	(7,513)	(115,769)	(16,497)
Net cash used in investing activities	(54,377)	(63,999)	(9,120)
Net cash provided by financing activities	51,463	—	—
Net (decrease) in cash and cash equivalents	(10,427)	(179,768)	(25,617)
Effect of exchange rate changes on cash and cash equivalent	1,795	(955)	(136)
Cash and cash equivalents, at the beginning of period	712,231	694,750	99,001
Cash and cash equivalents, at the end of year	703,599	514,027	73,248

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2024 was RMB115.8 million (US$16.5 million), primarily reflecting net income of RMB38.7 million, as adjusted by (a) negative changes of RMB62.5 million in non-operating and non-cash items primarily including (i) revenue recognized in the payment form of cryptocurrency of RMB120.0 million, and (ii) deferred income tax benefit of RMB5.9 million; as partially offset by (iii) inventory provision of RMB40.2 million, (iv) change in fair value of cryptocurrency of RMB7.9 million, (v) write-down of prepayments of RMB6.1 million, and (vi) share-based compensation expense of RMB7.0 million; and (b) negative changes of RMB94.2 million in working capital primarily reflecting (i) an increase of RMB85.9 million in inventories, and (ii) an increase of RMB36.9 million in prepayments and other current assets, partially offset by (iii) an increase of RMB20.5 million in contract liabilities, and (iv) an increase of RMB7.5 million in accounts payable.

Net cash used in operating activities for the nine months ended September 30, 2023 was RMB7.5 million, primarily reflecting net loss of RMB34.9 million, as adjusted by (a) positive changes of RMB25.4 million in non-operating and non-cash items primarily including (i) inventory provision of RMB33.9 million, (ii) depreciation and amortization of property, equipment and software of RMB2.3 million, and (iii) share-based compensation expenses of RMB2.0 million; as partially offset by (iv) deferred income tax benefit of RMB13.3 million; and (b) positive changes of RMB2.0 million in working capital primarily reflecting (i) an decrease of RMB13.4 million in prepayments and other assets, and (ii) an increase of RMB5.0 million in accrued liabilities and other liabilities, partially offset by (iii) an increase in inventories of RMB12.0 million, (iv) a decrease of RMB2.8 million in accounts payable, and (v) a decrease of RMB1.4 million in contract liabilities.

Investing Activities

Net cash used in investing activities was RMB64.0 million (US$9.1 million) for the nine months ended September 30, 2024, which was primarily attributable to the payment for short-term investments of RMB69.7 million, the purchase of cryptocurrency of RMB42.8 million and the purchase of property, equipment and software of RMB4.8 million, partially offset by the proceeds from disposal of short-term investments of RMB34.8 million and the proceeds from sale of cryptocurrency of RMB18.5 million.

Net cash used in investing activities was RMB54.4 million for the nine months ended September 30, 2023, which was primarily attributable to the purchase of property, equipment and software of RMB43.6 million, prepayments on long-term assets of RMB6.6 million, the payment for short-term investments of RMB3.4 million, and the purchase of cryptocurrency of RMB0.7 million.

Financing Activities

Net cash provided by financing activities was nil for the nine months ended September 30, 2024.

Net cash provided by financing activities was RMB51.5 million for the nine months ended September 30, 2023, which was attributable to proceeds from issuance of ordinary shares of RMB61.3 million, which was partially offset by the payment for cost of issuance of RMB9.8 million.

Capital Resources

The following table provides certain selected balance sheets comparisons as of December 31, 2023 and September 30, 2024:

	As of December 31, 2023	As of September 30, 2024
	RMB’000	RMB’000	US$’000
ASSETS

Current assets:

Cash and cash equivalents	694,750	514,027	73,248
Inventories, net	41,767	87,436	12,460
Prepayments and other current assets, net	47,403	78,202	11,143
Short-term investments	13,596	49,348	7,032

Total current assets	797,516	729,013	103,883

Non-current assets:
Cryptocurrency	645	149,529	21,308
Property, equipment, and software, net	49,184	49,546	7,061
Intangible assets, net	3,425	3,584	511
Right-of-use assets	1,735	1,007	144
Deferred tax assets	12,899	19,326	2,754
Prepayments on long-term assets	113,425	112,856	16,080
Other non-current assets	421	432	62

Total non-current assets	181,734	336,280	47,920

Total assets	979,250	1,065,293	151,803

	As of December 31, 2023	As of September 30, 2024
	RMB’000	RMB’000	US$’000
LIABILITIES
Current liabilities:
Accounts payable	195	7,645	1,089
Contract liabilities	9,828	45,131	6,431
Income tax payable	1,634	3,381	482
Lease liabilities	1,103	1,136	162
Provision for warranty	40	22	3
Accrued liabilities and other current liabilities	15,364	13,269	1,890

Total current liabilities	28,164	70,584	10,057

Non-current liabilities:
Deferred tax liabilities	—	543	77
Lease liabilities	761	—	—

Total non-current liabilities	761	543	77

Total liabilities	28,925	71,127	10,134

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2023 and September 30, 2024, our cash and cash equivalents primarily consist cash in various financial institutions. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2023 and September 30, 2024:

	RMB		RMB equivalent US$		RMB equivalent SG$	Total in RMB
	China	Overseas	China	Overseas	Overseas
	(in thousands)
December 31, 2023	576,923	—	115,753	460	1,614	694,750
September 30, 2024	447,232	—	39,160	27,151	484	514,027

As of September 30, 2024, we have a total of RMB514.0 million in cash and cash equivalents, among which RMB486.4 million was held inside China, and RMB27.6 million was held overseas. As of December 31, 2023, we have a total of RMB694.8 million in cash and cash equivalents, among which RMB692.7 million was held inside China, and RMB2.1 million was held overseas. As of September 30, 2024, cash and cash equivalents were RMB514.0 million (US$73.2 million), compared to RMB694.9 million as of December 31, 2023. The decrease was primarily due to the implementation of our ETH accumulating strategy, through which we continuously acquired ETH using our cash flow from operations.

Inventories, net

As of September 30, 2024, balances of inventories, net were RMB87.4 million (US$12.5 million), compared to RMB41.8 million as of December 31, 2023. The increase was primarily due to a higher level of work in process, resulting from increased demand for our products driven by the improved performance of the cryptocurrency market.

	As of December 31, 2023	As of September 30, 2024
	RMB’000	RMB’000
Inventories, net:
Finished goods	36,224	1,199
Work in process	9,756	118,287
Raw materials	20,686	31,406

Inventories	66,666	150,892
Less: inventory provision (Note a)	(24,899)	(63,456)

Total	41,767	87,436

Note a: During the nine months ended September 30, 2023 and 2024, we recognized inventories write-down of RMB33,884,000 and RMB40,243,000 in cost of revenues, respectively, and transfer of inventories write-down was nil and RMB1,686,000, respectively.

Prepayments and other current assets, net

As of September 30, 2024, balances of prepayments and other current assets were RMB78.2 million (US$11.1 million), compared to RMB47.4 million as of December 31, 2023. The increase was primarily due to an increase in prepayments to vendors and VAT deductible. The increase in prepayments primarily resulted from higher purchase volumes to meet growing demand. The increase in VAT deductible was attributable to the substantial growth in our overseas sales in 2024, where VAT is not required, resulting in a situation where output tax was considerably lower than input tax. This was partially offset by a decrease in interest receivables as a result of the decreased cash and cash equivalents due to our ETH accumulating strategy.

	As of December 31, 2023	As of September 30, 2024
	RMB’000	RMB’000
Prepayments and other current assets, net:
VAT deductible	3,989	21,519
Prepayments to vendors (Note a)	33,254	50,914
Interest receivables	9,844	5,389
Rental and other deposits	102	251
Others	214	129

Total	47,403	78,202

Note a: Prepayments to vendors mainly represent prepayments made to two third-party suppliers for foundry service. We also record a write-down for the prepayment to third-party suppliers when we believe that the net realizable value is less than carrying amount. For the nine months ended September 30, 2023 and 2024, we recorded write-downs of RMB141,000 and RMB6,059,000 for the prepayment to the third-party suppliers in cost of revenues.

Short-term investments

As of September 30, 2024, balances of short-term investments were RMB49.3 million (US$7.0 million), compared to RMB13.6 million as of December 31, 2023. The increase was primarily due to our cash management plan.

Cryptocurrency

As of September 30, 2024, the balances of our cryptocurrency were RMB149.5 million (US$21.3 million), compared to RMB0.6 million as of December 31, 2023. The significant increase was primarily due to the implementation of our ETH accumulating strategy through which we continue to acquire and hold ETH, as well as our accepting stablecoins including USDT and USDC as a form of payment for our altcoin mining machines.

Contract liabilities

Contract liabilities mainly included proceeds received from customers before product delivery. Contract liabilities as of September 30, 2024 were RMB45.1 million (US$6.4 million), compared to RMB9.8 million as of December 31, 2023. The increase was primarily due to an increased demand for our products.

Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities mainly included salary and welfare payable, other tax payables, provision for reserve for inventory purchase commitments and others. Accrued liabilities and other current liabilities as of September 30, 2024 were RMB13.3 million (US$1.9 million), compared to RMB15.4 million as of December 31, 2023. The decrease was primarily due to a decrease in other tax payables as a result of the shift in our VAT position as explained above.

Critical Accounting Policies

Revenue from contracts with customers

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in its determination of revenue recognition:

•	Step 1: Identify the contract(s) with the customer;

•	Step 2: Identify the performance obligations in the contract;

•	Step 3: Determine the transaction price;

•	Step 4: Allocate the transaction price to the performance obligations in the contract; and

•	Step 5: Recognize revenue when or as we satisfy a performance obligation.

The transaction price is allocated to each performance obligation on a relatively standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Products revenue

We generate revenue primarily from the sale of mining products directly to a customer, such as a business or individual engaged in altcoin mining activities. Our sales arrangements usually require full prepayment before the delivery of products after April 2021.

Revenue from product sales is recorded at the sales price (transaction price). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a sig-nificant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, we will adjust these estimates, which would affect revenue and earnings in the period when such changes are known.

We accepted cryptocurrency as the payment form, and recognizes revenue and recognizes the cost of cryptocurrency based on the fiat currency amount indicated in the sales contract. The quantity actually paid by the customer is locked in after conversion based on the fair value at the time of contract inception, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency.

We offer a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, we are not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as cost of revenue. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the nine months ended September 30, 2023 and 2024, respectively.

Other revenues

We also generate a small portion of revenue from the maintenance services of the products exceed the warranty period, a distinct performance obligation from sale of product. Revenue is recognized over the period when the related services were rendered to the customers.

Cryptocurrency

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain cryptocurrencies. The new guidance requires entities to subsequently measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. Retrospective restatement would not be required or allowed for prior periods. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. We early adopted ASU 2023-08 on January 1, 2024.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. We determine Coinbase as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of cryptocurrencies.

We measure the fair value of cryptocurrencies on a monthly basis, and refers to the closing prices quoted on Coinbase exchange as the fair value at the end of every month. Gains or losses on exchange of cryptocurrencies were computed at the difference of fair value of digital assets on exchange dates and payable due to vendors. As of January 1, 2024, the cumulative-effect adjustment of RMB332,000 was recorded as an increase to the opening balance of retained earnings. Refer to Note 6 – Cryptocurrency, for further information regarding the cryptocurrencies.

Before adoption of ASU 2023-08, cryptocurrencies were classified as an intangible asset. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment losses were recognized within other income, net in the consolidated statements in the period in which the impairment was identified.

Purchases of cryptocurrencies by us, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies received or paid in the operating business are non-cash operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows.

Inventories

Our inventories consist of finished goods, work in process and raw materials, which are purchased from contract manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased.

Recent Accounting Pronouncements

New and amended standards adopted by our Group

On December 13, 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning December 15, 2024, with early adoption permitted. Our Group early adopted ASU 2023-08 on January 1, 2024. As of January 1, 2024, We recorded a cumulative-effect adjustment of RMB332,000 to retained earnings.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC No. 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively.

New and amended standards not yet adopted by our Group

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for our Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. We do not expect that the adoption of ASU 2023-09 would have a material effect on its consolidated financial statements and related disclosures.